Exhibit 99.1

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA

October 30, 2002

Dear Shareholder:

         Enclosed is a notice of annual meeting and a management proxy statement regarding the annual meeting (the "Annual Meeting") of the shareholders of Capital Environmental Resource Inc. (the "Company") to be held at the Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, Canada on November 20, 2002 at 10:00 a.m. (Toronto Time). Also enclosed is a form of proxy relating to the Annual Meeting.

         The Annual Meeting has been called for the following purposes:

         (i) to elect three directors, each to serve until the 2004 annual meeting of shareholders unless his/her office is earlier vacated or terminated; and

         (ii) to appoint the Company's independent auditors for fiscal year 2002 and authorize the directors to fix the remuneration therefor.

         The Board of Directors of the Company recommends that you vote "FOR" the election of the director nominees and the appointment of the independent auditors, including authorizing the directors to fix the remuneration of the independent auditors.

         The notice of Annual Meeting and management proxy statement attached hereto include details of the Annual Meeting. Regardless of the number of the common shares of the Company you own, it is important that you be present or represented at the Annual Meeting. If you are unable to attend the Annual Meeting in person, kindly complete, date, sign and return the enclosed form of proxy in the envelope provided for this purpose immediately so that your shares can be voted at the Annual Meeting in accordance with your instructions.

                                          Yours truly,

                                          (signed)

                                          David Sutherland-Yoest
                                          Chairman and Chief Executive Officer

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA

          -----------------------------------------------------------
                  NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

                     FOR THE ANNUAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON NOVEMBER 20, 2002

          -----------------------------------------------------------

These documents require immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your legal or other professional advisors.

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON NOVEMBER 20, 2002

         NOTICE IS HEREBY GIVEN that an annual meeting (the "Annual Meeting") of the shareholders of Capital Environmental Resource Inc. (the "Company") will be held at the Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, Canada on November 20, 2002 at 10:00 a.m. (Toronto time) for the following purposes:

         (i) to elect three directors, each to serve until the 2004 annual meeting of shareholders unless his/her office is earlier vacated or terminated; and

         (ii) to appoint the Company's independent auditors for fiscal year 2002 and authorize the directors to fix the remuneration therefor.

         The accompanying management proxy statement (the "Proxy Statement") is furnished in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting. The Proxy Statement provides additional information relating to the matters to be addressed at the Annual Meeting. A form of proxy also accompanies this notice.

         In accordance with Business Corporations Act (Ontario), the close of business on October 29, 2002 is the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournments thereof.

         Regardless of the number of common shares of the Company you own, it is important that you be present or represented at the Annual Meeting. If you are not able to attend the Annual Meeting in person, please exercise your right to vote by signing, dating and returning the enclosed proxy card to American Stock Transfer & Trust Company, 6201 - 15th Ave., 3rd Floor, Brooklyn, New York, 11219 so as to arrive not later than 5:00 p.m. (Toronto Time) on November 18, 2002 or, if the Annual Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Annual Meeting.

                                   BY ORDER OF THE BOARD OF DIRECTORS

                                   (signed)

                                   Thomas E. Durkin, III
                                   Executive Vice President, General Counsel and Secretary
Burlington, Ontario
October 30, 2002

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                               1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA

          -----------------------------------------------------------

               PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 20, 2002

          -----------------------------------------------------------

                                   THE MEETING

GENERAL

         This proxy statement (the "Proxy Statement") provides information that you should read before you vote on the proposals that will be presented to you at the 2002 annual meeting (the "Annual Meeting") of the shareholders of Capital Environmental Resource Inc. (the "Company"). The 2002 Annual Meeting will be held on November 20, 2002 at the Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, M5J 1E3, Canada at 10:00 a.m. (Toronto time). The Company is sending this Proxy Statement and the proxies solicited hereby to its shareholders beginning on or about October 30, 2002.

         This Proxy Statement provides detailed information about the Annual Meeting, the proposals that you will be asked to vote on at the Annual Meeting, and other relevant information. The Board of Directors of the Company is soliciting these proxies.

            At the Annual Meeting you will be asked to vote on the following proposals:

          1. Elect three directors for two-year terms, each to serve until the 2004 annual meeting of shareholders unless his/her office is earlier vacated in accordance with the Company's by-laws.

          2. Appoint the firm of PricewaterhouseCoopers LLP as independent auditors of the Company for the fiscal year ending December 31, 2002 and authorize the directors to fix the remuneration therefor; and

          3. Such other matters as may properly come before the Annual Meeting and any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THE DIRECTOR NOMINEES AND THE APPOINTMENT OF THE INDEPENDENT AUDITORS AND AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION THEREFOR.

SOLICITATION

         The Company has distributed copies of the Notice of Annual Meeting of Shareholders, this Proxy Statement and a proxy card (collectively, the "Documents") directly to shareholders and to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries") for onward distribution to shareholders whose common shares of the Company (the "Common Shares") are held by or in the custody of Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

         Solicitation will be primarily by mail, the cost of which will be borne by the Company.

NON-REGISTERED SHAREHOLDERS

         Non-Registered Shareholders who wish to file proxies should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

                  1. Be provided with a proxy executed by the Intermediary but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to the Company's transfer agent, American Stock Transfer & Trust Company;

                  - or -

                  2. Be provided with a request for voting instructions. The Intermediary is required to send the Company an executed proxy completed in accordance with any voting instructions received by it.

         The persons named as proxies in the enclosed proxy are officers of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THE SHAREHOLDER AT THE ANNUAL MEETING MAY DO SO either by inserting that person's name in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Company's transfer agent, American Stock Transfer & Trust Company, in time for use at the Annual Meeting.

VOTING OF PROXIES

         Common Shares represented by properly executed proxies in favor of the persons designated in the printed portion of the enclosed proxy WILL BE VOTED FOR THE ELECTION OF THE DIRECTOR NOMINEES AND THE APPOINTMENT OF THE INDEPENDENT AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION THEREFOR. The enclosed proxy confers discretionary authority on the persons named in it with respect to other matters that may properly come before the Annual Meeting. At the time of printing this Proxy Statement, the Company's management knows of no such other matters to come before the Annual Meeting. Failure to return a proxy or vote in person will not affect the outcome of the election of the director nominees or the appointment of the independent auditors and the authorization of the directors to fix the remuneration therefor as long as a quorum is achieved. If you sign your proxy or broker voting instruction card with no further instructions, your Common Shares will be voted "FOR" the election of the director nominees and the appointment of the independent auditors and authorization of the directors to fix the remuneration therefor and, at the discretion of the proxy holder, on any other matters that properly come before the Annual Meeting or any adjournment thereof.

REVOKING YOUR PROXY

         If you decide to change your vote, you may revoke your proxy at any time before it is voted. You may revoke your proxy by:

                  1. completing a proxy bearing a later date than the previously signed proxy and depositing it with the Company's transfer agent, American Stock Transfer & Trust Company, as described in the Notice of Annual Meeting; or

                  2. depositing a written statement, signed by you or your attorney authorized in writing:

                           (a) at the office of the Company, Capital
                  Environmental Resource Inc., Suite 221, 1005 Skyview Drive, Burlington, Ontario L7P 5BI, Canada, Attention: Thomas E. Durkin, III, Executive Vice President, General Counsel and Secretary at any time up to and including November 19, 2002, or the business day preceding the day to which the Annual Meeting is adjourned; or

                           (b) with the Chairman of the Annual Meeting prior to
                  the commencement of the Annual Meeting on the day of the Annual Meeting or the day to which the Annual Meeting is adjourned.

         If you are a Non-Registered Shareholder you may revoke a proxy or voting instruction given to an Intermediary at any time by written notice to the Intermediary, provided the revocation is received by the Intermediary at least seven days prior to the Annual Meeting.

COMMON SHARES ENTITLED TO VOTE; RECORD DATE

         In accordance with the Business Corporations Act (Ontario), the close of business on October 29, 2002 is the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournments thereof. On the Record Date, 35,194,995 Common Shares were issued and outstanding, each of which is entitled to one vote on the proposals to be presented at the Annual Meeting. Only holders of record of Common Shares at the close of business on the Record Date may vote at the Annual Meeting unless a holder transfers the ownership of his or her Common Shares after the Record Date and the transferee of such Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Annual Meeting, that his or her name be included in the list of holders of Common Shares entitled to vote.

QUORUM; ABSTENTIONS

         The presence of the holders of at least one third of the outstanding Common Shares entitled to vote at the Annual Meeting, whether in person or represented by proxy, will constitute a quorum for purposes of holding and transacting business at the Annual Meeting. Each Common Share entitles the holder thereof to one vote at the Annual Meeting. If a quorum is not present at the Annual Meeting, a vote cannot occur. Common Shares represented in person or by a properly executed proxy will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. Abstentions are counted as present for the purposes of determining the presence of a quorum. Abstentions will not be counted as part of the total number of votes cast in determining whether the proposals have received the requisite number of favorable votes.

VOTE REQUIRED FOR APPROVAL.

         With respect to the election of directors, the three persons receiving the highest number of "FOR" votes will be elected. With respect to all other proposals, the affirmative "FOR" vote of a majority of the total number of votes cast is required for passage.

                                   PROPOSAL 1:

                              ELECTION OF DIRECTORS

         Nominees for election to the Board of Directors are:

         Gary W. DeGroote
         Lucien Remillard
         Stanley A. Sutherland

         Each director will be elected to serve for a two-year term, unless he resigns or is removed before his term expires, or until his replacement is elected and qualified. Our Board of Directors is divided into two classes of three directors, each class of which serves a staggered two-year term. Each of the three nominees is currently a member of the Board of Directors and has consented to serve as a director if re-elected. More detailed information about each of the nominees is available in the section of this Proxy Statement titled "Information Regarding Directors and Executive Officers" below.

         If any of the nominees cannot serve for any reason (which is not anticipated), the Board of Directors may designate a substitute nominee or nominees. If one or more substitute nominees are designated, all properly executed proxies in favor of the persons designated in the printed portion of the enclosed proxy will be voted for the election of the substitute nominee or nominees. Alternatively, the Board of Directors may decide to leave the board seat or seats open until a suitable candidate or candidates are located, or it may decide to reduce the size of the Board of Directors.

         Because the Company is an Ontario corporation subject to the Business Corporations Act (Ontario), a majority of its directors must be resident Canadians and directors cannot transact business at a meeting of directors unless a majority of directors present are Canadian directors unless (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and (b) a majority of resident Canadian directors would have been present had that director been present at the meeting.

RECOMMENDATION

         The Board of Directors recommends a vote "FOR" each of the nominees to the Board of Directors.

                                   PROPOSAL 2:

                     APPOINTMENT OF INDEPENDENT AUDITORS AND
                 AUTHORIZATION OF DIRECTORS TO FIX REMUNERATION

         The Board of Directors recommends that PricewaterhouseCoopers LLP, an international accounting firm of independent chartered accountants, be appointed to act as independent auditors for the Company and its affiliates and consolidated subsidiaries for 2002 and that the Board of Directors be authorized to fix the remuneration therefor. The Board of Directors believes that PricewaterhouseCoopers LLP's experience with and knowledge of the Company are important and would like to continue this relationship at a remuneration appropriate to the level of expertise and guidance provided by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has advised the Company that the firm does not have any direct or indirect financial interest in the Company or any of its affiliates or subsidiaries, nor has such firm had any such interest with the Company since its inception in 1997 other than in its capacity as the Company's independent auditor.

         A representative of PricewaterhouseCoopers LLP is expected to attend the Annual Meeting. The PricewaterhouseCoopers LLP representative will have the opportunity to make a statement if he or she desires to do so and will be able to respond to appropriate questions from shareholders.

RECOMMENDATION

         The Board of Directors recommends a "FOR" vote for the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2002 and the authorization of the Board of Directors to fix the remuneration therefor.

                                CHANGE IN CONTROL

         In September 2001, a change in control of the Company occurred when the Company sold 16.5 million Common Shares at a price of $2.00 per share in a private placement transaction. The newly issued Common Shares represented approximately 69.6% of the Company's then outstanding Common Shares. In connection with the September private placement transaction (the "Change in Control Transaction"), the stockholders replaced the existing Board of Directors with a new Board of Directors comprised of David Sutherland-Yoest, Gary W. DeGroote, Warren Grover, Lucien Remillard and Don A. Sanders, each of whom, except for Mr. Grover, purchased shares in the September transaction. In connection with the Change in Control Transaction, certain of the Company's former directors and executive officers received change in control payments as more fully detailed in the section below titled "Summary Director and Officer Compensation Information."

         All dollar amounts in this Proxy Statement are expressed in United States dollars, except where identified as Canadian dollars by use of the term "C$".

             INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS

INFORMATION REGARDING DIRECTORS

         The following table sets forth information as of September 30, 2002 with respect to the directors of the Company, three of whom are nominees for re-election at the 2002 Annual Meeting as Class 1 directors, based on information furnished to the Company by each director.

NAME                                            AGE         DIRECTOR SINCE
----                                            ---         --------------

CLASS I -- TERM EXPIRES 2002
Gary W. DeGroote*(1)(2)(3)......................47          September 2001
Lucien Remillard*(2)(3).........................55          September 2001
Stanley A. Sutherland*..........................70          December 2001

CLASS II -- TERM EXPIRES 2003
David Sutherland-Yoest (1)......................46          September 2001
Warren Grover (2)...............................67          September 2001
Don A. Sanders (1)(3)...........................66          September 2001
----------

*    Nominee for re-election
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee

David Sutherland-Yoest was appointed a director, Chairman and Chief Executive Officer of the Company on September 6, 2001. He has also held the position of Chairman and Chief Executive Officer of H20 Technologies, a water purification company, since March 2000. Mr. Sutherland-Yoest served as the Senior Vice President - Atlantic Area of Waste Management, Inc. from July 1998 to November 1999. From August 1996 to July 1998, he was the Vice Chairman and Vice President
- Atlantic Region of USA Waste Services, Inc. ("USA Waste") and the President of Canadian Waste Services, Inc., which, during such time, was a subsidiary of USA Waste. From May 1994 to August 1996, he was President, Chief Operating Officer and a director of USA Waste. Prior to joining USA Waste, Mr. Sutherland-Yoest was President, Chief Executive Officer and a director of Envirofil, Inc. Between 1981 and 1992, he served in various capacities at Laidlaw Waste Systems, Inc. and Browning-Ferris Industries, Ltd.

Don A. Sanders was appointed to the Board of Directors on September 6, 2001. He has been the Vice Chairman and a director of SMHG, a financial services holding company formerly known as Pinnacle Global Group, Inc., since February 2000. He is also a director of SMH (formerly known as Sanders Morris Mundy Inc.), an investment banking firm and a wholly owned subsidiary of SMHG. Mr. Sanders co-founded SMH in 1987 and served as its President from 1987 to 1996. Before joining SMH, he was employed by E.F. Hutton & Co., Inc., where he served from 1959 to 1987 in various capacities, including as an Executive Vice President from 1982 to 1987 and as a member of its Board of Directors from 1983 to 1987. Mr. Sanders has over 40 years of experience in the securities industry.

Gary W. DeGroote was appointed to the Board of Directors on September 6, 2001. He has been the President and sole director of GWD Management Inc., a private investment holding company, since 1981. From 1991 to 1995, Mr. DeGroote was President and a director of Republic Environmental Systems Ltd. Mr. DeGroote served in various positions at Laidlaw Waste Systems, Ltd. and its affiliates from 1976 to 1989, including as Vice President and a member of the board of directors of Laidlaw Inc. from 1983 to 1989.

Lucien Remillard was appointed to the Board of Directors on September 6, 2001. He has been the President and Chief Executive Officer of RCI Environment Inc., a waste management company, since 1997. From 1981 to 1995, Mr. Remillard was the President and Chief Executive Officer of Intersan, Inc., a waste management company. Mr. Remillard has served as a director of the Greater Montreal Area Comite Paritaire des Boueurs, the organization regulating labor relations for the Montreal solid waste removal industry, since 1983. Mr. Remillard is also Chairman of the Board of Directors of Remstar, a distribution and film production company.

Warren Grover was appointed to the Board of Directors on September 6, 2001. He has been a Partner Emeritus at the law firm of Blake, Cassells & Graydon LLP ("Blakes") since 1999. From 1977 to 1999, Mr. Grover was a partner practicing corporate and competition law at Blakes. Mr. Grover is currently the Falconbridge Professor in Commercial Law at Osgoode Hall Law School.

Stanley A. Sutherland became an employee of the Company on November 19, 2001 and was appointed a director, Executive Vice President and Chief Operating Officer, Western Canada, on December 1, 2001. Mr. Sutherland has had extensive management experience in the waste services industry having previously held executive positions with Canadian Waste Services Inc. and Browning-Ferris Industries Inc. and has over 25 years of experience in the solid waste industry. Mr. Sutherland is the father-in-law of David Sutherland-Yoest.

BOARD PRACTICES

         The Board of Directors held a total of 16 meetings during fiscal year 2001. Each of the current directors attended at least 75% of the meetings of the Board of Directors and all committees of the Board of Directors on which they served since they were appointed to the Board of Directors in connection with the Change in Control Transaction or such later date of their appointment.

         The Company has an Executive Committee, a Compensation Committee and an Audit Committee. On September 10, 2001, certain of the current directors were appointed to the Executive Committee, Compensation Committee and Audit Committee as follows:

Executive Committee
-------------------

         Don A. Sanders, David Sutherland-Yoest and Gary W. DeGroote were appointed to the Executive Committee of the Board of Directors, with Mr. Sanders appointed Chairman of the Executive Committee. The Executive Committee has all the power of the Board of Directors in respect of the management and direction of the business and affairs of the Company (save and except those set forth in Section 127(3) of the Business Corporations Act (Ontario)) in all cases in which specific directions shall not have been given by the Board of Directors.

Compensation Committee
----------------------

         Gary W. DeGroote, Lucien Remillard and Don A. Sanders were appointed to the Compensation Committee, with Mr. DeGroote appointed as Chairman of the Compensation Committee. All of the members of the Compensation Committee are non-employee directors. The Compensation Committee determines the compensation of executive officers subject, if the Board of Directors so directs, to the Board of Directors' further ratification of such compensation; determines the compensation for other officers or delegates such determinations to an executive officer or officers; and grants options, stock or other equity interests under the Company's stock option or other equity-based incentive plans. The Compensation Committee held a total of one meeting during fiscal year 2001 after the date of the Change in Control Transaction.

Audit Committee
---------------

         Gary W. DeGroote, Warren Grover and Lucien Remillard were appointed to the Audit Committee, with Mr. Grover appointed as Chairman of the Audit Committee. All of the members of the Audit Committee are non-employee directors. The Audit Committee makes recommendations to the Board of Directors concerning the engagement of independent auditors; reviews with the independent auditors the plans and results of the audit engagement; considers the range of audit and non-audit fees; verifies that auditors are independent of management and are objective in their findings; reviews recommendations on internal controls and related management response; reviews the audit reports with management and the auditor; and monitors management's efforts to correct deficiencies described in any audit examination. The Audit Committee held a total of one meeting during fiscal year 2001 after the date of the Change in Control Transaction.

INFORMATION REGARDING EXECUTIVE OFFICERS

The following table sets forth information regarding the Company's executive officers.


NAME                             AGE     POSITION
----                             ---     --------
David Sutherland-Yoest...........46      Chairman.and.Chief Executive Officer
Hillel J. Abrams.................40      Vice.President, Health and Safety
George Boothe....................44      Chief.Accounting Officer
Thomas E. Durkin, III............48      Executive.Vice.President, General Counsel
David J. Feals...................45      Executive.Vice.President, Chief Financial Officer
John D. McGarvey.................41      Executive.Vice.President, Chief Operating Officer
                                         Eastern Canada
Shawn Parnham....................36      Corporate.Controller
Stanley A. Sutherland............70      Executive.Vice.President, Chief Operating Officer
                                         Western Canada
----------

Hillel J. Abrams was appointed Vice President, Health and Safety in March 2002.
Mr. Abrams served as Director Health and Safety and Director Risk Management for
Canadian Waste Services Inc. from April 1997 to March 2002. He has 17 years of health and safety and risk management experience in the waste industry with Sanifill Canada Inc. and Canadian Waste Services Inc.

                                       8


George Boothe was appointed Chief Accounting Officer of the Company in September
2001. Mr. Boothe joined the Company in February 1999 as Chief Financial Officer and served as President of the Company from December 1999 until the Change in Control Transaction in September 2001. He has more than 13 years experience in the solid waste industry in both financial and operational roles with various waste management companies. Mr. Boothe became a Chartered Accountant in 1986.

Thomas E. Durkin, III was appointed Executive Vice President, General Counsel and Secretary of the Company on November 15, 2001. Mr. Durkin is also an inactive partner in the law firm of Durkin & Durkin. Mr. Durkin has six years of experience in the solid waste industry with Waste Management and USA Waste
Services, Inc. and has been admitted to the practice of law for 23 years.

David J. Feals was appointed as Executive Vice President and Chief Financial
Officer on January 10, 2002. Mr. Feals also serves as Chief Financial Officer of
H20 Technologies. He has extensive experience in the solid waste industry with Canadian Waste Services and Waste Management Inc. Mr. Feals was formerly with
KPMG and has been a Certified Public Accountant for over 20 years.

John D. McGarvey became an employee of the Company on October 10, 2001 and was appointed Executive Vice President and Chief Operating Officer for Eastern
Canada effective January 1, 2002. Mr. McGarvey has had 17 years of experience in the solid waste industry with USA Waste Services, Inc. and Laidlaw Waste
Systems.

Shawn Parnham was appointed Corporate Controller of the Company in August 2000.
Mr. Parnham originally joined the Company in May 1999 as the Service Area
Controller for the Northern Ontario Service Area. He has twelve years of accounting and financial experience in various accounting positions with the Steel Co. of Canada and with the Laidlaw Group of Companies. Mr. Parnham obtained his Certified Management Accountant designation in 1993.


DIRECTOR COMPENSATION

         On September 24, 2001, the Board of Directors authorized grants to each non-employee director of 30,000 options for service on the Board of Directors through 2002, as well as grants to each non-employee director of 5,000 options per committee of the Board of Directors served upon by such non-employee director during that period. All of these options have an exercise price equal to the fair market value of the Common Shares on the grant date, vested in full on September 24, 2002 and expire upon the earlier of five years after the grant date or one year after the director ceases to be a member of the Board of Directors (18 months in the case of retirement, death, or mental or physical disability). In addition, $30,000 was paid to Mr. Grover in connection with his service on an independent committee of the Board of Directors related to the Company's sale of Series 1 Preferred Shares in February 2002.

SUMMARY DIRECTOR AND OFFICER COMPENSATION INFORMATION

         The following sections of this Proxy Statement set forth and describe the compensation paid or awarded to the Company's current and former directors, Chief Executive Officer and executive officers during 2001. The Company's current executive officers are referred to as the "Named Executive Officers" elsewhere in this Proxy Statement.

         The following table sets forth the compensation paid and the benefits in kind (including options) granted to directors and executive officers of the Company during 2001. All amounts paid in Canadian dollars are expressed in United States dollars using the average exchange rate in effect in 2001.

..................... .......................... ................. ................ ................... ....................
       NAME                    TITLE                 SALARY            BONUS             OTHER          BENEFITS IN KIND

..................... .......................... ................. ................ ................... ....................
Hillel J. Abrams     Vice President, Health                    -                -                   -                    -
                     and Safety effective
                     March 4, 2002
..................... .......................... ................. ................ ................... ....................
George Boothe        President prior to              $128,530.74       $29,857.20      $179,143.21(1)  75,000 options to
                     September 24, 2001                                                                purchase Common
                     Chief Accounting Officer                                                          Shares at an
                     effective September 24,                                                           exercise price of
                     2001                                                                              $2.58 per share.
                                                                                                       Expiry date:
                                                                                                       9/24/2006

..................... .......................... ................. ................ ................... ....................
Bruce Cummings       Director prior to                         -                -        $6,000.00(2)  13,847 options to
                     September 6, 2001                                                                 purchase Common
                                                                                                       Shares at an
                                                                                                       exercise price of
                                                                                                       $2.4375 per
                                                                                                       share.  Expiry
                                                                                                       date:  9/6/2002

..................... .......................... ................. ................ ................... ....................
Thomas E. Durkin,    Executive Vice                   $29,050.25                -                   -  250,000 options to
III                  President, General                                                                purchase Common
                     Counsel and Secretary                                                             Shares at an
                     effective November 15,                                                            exercise price of
                     2001                                                                              $3.27 per share.
                                                                                                       Expiry date:
                                                                                                       11/19/2006

..................... .......................... ................. ................ ................... ....................
Gary DeGroote        Director effective                        -                -                   -  40,000 options to
                     September 6, 2001                                                                 purchase Common
                                                                                                       Shares at an
                                                                                                       exercise price of
                                                                                                       $2.58 per share.
                                                                                                       Expiry date:
                                                                                                       9/24/2006

..................... .......................... ................. ................ ................... ....................
David J. Feals       Executive Vice President                  -                -                   -  -
                     & Chief Financial
                     Officer effective
                     January 10, 2002
..................... .......................... ................. ................ ................... ....................
Warren Grover        Director effective                        -                -                   -  40,000 options to
                     September 6, 2001                                                                 purchase Common
                                                                                                       Shares at an
                                                                                                       exercise price of
                                                                                                       $2.58 per share.
                                                                                                       Expiry date:
                                                                                                       9/24/2006

..................... .......................... ................. ................ ................... ....................

                                                           10


..................... .......................... ................. ................ ................... ....................
       NAME                    TITLE                 SALARY            BONUS             OTHER          BENEFITS IN KIND

..................... .......................... ................. ................ ................... ....................
David Langille       Executive Vice President        $138,555.67       $29,857.20      $358,286.42(1)  -
                     & Chief Financial
                     Officer prior to January
                     10, 2002

..................... .......................... ................. ................ ................... ....................
Allard Loopstra      Chief Operating Officer         $131,842.81                -     $572,430.46 (1)  -
                     prior to September 6,                                                        (3)
                     2001
..................... .......................... ................. ................ ................... ....................
David Lowenstein     Director prior to                         -                -        $6,000.00(2)  13,847 options to
                     September 6, 2001                                                                 purchase Common
                                                                                                       Shares at an
                                                                                                       exercise price of
                                                                                                       $2.4375 per
                                                                                                       share.  Expiry
                                                                                                       date:  9/6/2002

..................... .......................... ................. ................ ................... ....................
John D. McGarvey     Vice President                   $51,648.36                -      $181,970.86(1)  250,000 options to
                     Operations, Ohio prior                                                            purchase Common
                     to June 30, 2001,                                                                 Shares at an
                     Executive Vice President                                                          exercise price of
                     & Chief Operating                                                                 $3.27 per share.
                     Officer, Eastern Canada                                                           Expiry date:
                     effective January 1, 2002                                                         11/19/2006

..................... .......................... ................. ................ ................... ....................
Dennis Nolan         Executive Vice                  $113,670.46       $29,857.20      $358,286.42(1)  -
                     President, Secretary &
                     General Counsel prior to
                     October 19, 2001

..................... .......................... ................. ................ ................... ....................
Shawn Parnham        Corporate Controller             $60,737.40        $6,455.60                   -  -
..................... .......................... ................. ................ ................... ....................
Lucien Remillard     Director effective                        -                -                   -  40,000 options to
                     September 6, 2001                                                                 purchase Common
                                                                                                       Shares at an
                                                                                                       exercise price of
                                                                                                       $2.58 per share.
                                                                                                       Expiry date:
                                                                                                       9/24/2006

..................... .......................... ................. ................ ................... ....................
Don A. Sanders       Director effective                        -                -                   -  40,000 options to
                     September 6, 2001                                                                 purchase Common
                                                                                                       Shares at an
                                                                                                       exercise price of
                                                                                                       $2.58 per share.
                                                                                                       Expiry date:
                                                                                                       9/24/2006

..................... .......................... ................. ................ ................... ....................
Stanley A.           Director, Chief                  $13,966.49       $71,011.72                   -  250,000 options to
Sutherland           Operating Officer,                                                                purchase Common
                     Western Canada,                                                                   Shares at an
                     Executive Vice President                                                          exercise price of
                     & Vice President,                                                                 $3.27 per share.
                     British Columbia                                                                  Expiry date:
                     effective December 1,                                                             11/19/2006
                     2001

..................... .......................... ................. ................ ................... ....................

                                                           11


..................... .......................... ................. ................ ................... ....................
       NAME                    TITLE                 SALARY            BONUS             OTHER          BENEFITS IN KIND

..................... .......................... ................. ................ ................... ....................
David                Director, Chairman and           $61,091.52                -                   -  Warrant to
Sutherland-Yoest     Chief Executive Officer                                                           purchase 1,000,000
                     effective September 6,                                                            Common Shares at
                     2001                                                                              an exercise price
                                                                                                       per share of
                                                                                                       $2.70. Expiry
                                                                                                       date:  9/10/2011
..................... .......................... ................. ................ ................... ....................
1.       Consists of change-of-control payments.
2.       Consists of non-employee director's fees.
3.       Includes loans forgiven in the amount of $45,190 and consulting fees of $19,367.


EMPLOYMENT AGREEMENTS

George Boothe. George Boothe entered into an employment agreement with the Company on September 24, 2001, which employment agreement replaced and superceded all previous employment agreements. The agreement is for a term of two years ending September 23, 2003. Under Mr. Boothe's employment agreement he is entitled to a base salary of C$185,000 and a 2001 bonus of C$92,500 payable in the first pay period following the release of the 2001 financial statements provided Mr. Boothe is still an employee. Bonus entitlements for 2002 and 2003 are discretionary and may be up to 50% of his base salary. Upon termination without cause, Mr. Boothe will receive the greater of the salary payable for the remaining term of his employment agreement or six month's base salary. In addition, upon termination, the 75,000 options to purchase Common Shares granted to Mr. Boothe upon execution of his employment agreement will continue to vest and be exercisable for 90 days after the later of the date of termination or the date upon which such options become fully vested. If the employment agreement is not renewed at the end of its term, Mr. Boothe will be entitled to six months base salary. Mr. Boothe's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Boothe from competing with the Company during the term of his employment and for a specified period following termination.

Thomas E. Durkin, III. Thomas E. Durkin, III entered into an employment agreement with the Company on May 1, 2002 for a period of two years ending April 30, 2004. Mr. Durkin is entitled to a base salary of C$225,000 and a discretionary annual bonus of up to 100% of his base salary. Upon termination without cause, Mr. Durkin will receive the greater of the salary payable for the remaining term of his employment agreement or six months of base salary, plus an amount equal to his annual bonus from the previous year (pro-rated). In addition, the options to purchase Common Shares granted to Mr. Durkin on November 19, 2001 will continue to vest and be exercisable until the end of the option term as set forth in the option grant. If his employment agreement is not renewed at the end of its term, Mr. Durkin will be entitled to six months base salary. Mr. Durkin's employment agreement also provides for other customary benefits and perquisites. Mr. Durkin has agreed not to compete with the Company during the term of his employment and for a specified period following termination.

David J. Feals. David J. Feals entered into an employment agreement with the Company on January 10, 2002 for a period of two years ending December 31, 2003. Mr. Feals is entitled to a base salary of C$215,000 and a discretionary annual bonus. Upon termination without cause, Mr. Feals will receive the greater of the salary payable for the remaining term of his employment agreement or six months of base salary, plus an amount equal to his annual bonus from the previous year (pro-rated). In addition, the 250,000 options to purchase Common Shares granted to Mr. Feals upon execution of his employment agreement will continue to vest and be exercisable until the end of the option term as set forth in the option grant. Upon termination of the agreement due to disability, Mr. Feals will be entitled to receive the greater of the salary payable for the remaining term of the employment agreement or six months base salary, along with a pro-rated portion of any bonus paid to similarly situated employees. If the employment agreement is not renewed at the end of its term, Mr. Feals will be entitled to six months base salary. Mr. Feals' employment agreement also provides for other customary benefits and perquisites and prohibits Mr. Feals from competing with the Company during the term of his employment and for a specified period following termination.

John D. McGarvey. John D. McGarvey entered into an employment agreement with the Company on January 1, 2002 for a period of two years ending December 31, 2003. Mr. McGarvey is entitled to a base salary of C$225,000 and a discretionary annual bonus. Upon termination without cause, Mr. McGarvey will receive the greater of the salary payable for the remaining term of his employment agreement or six months of base salary, plus an amount equal to his annual bonus from the previous year (pro-rated). In addition, the 250,000 options to purchase Common Shares granted to Mr. McGarvey on November 18, 2001 will continue to vest and be exercisable until the end of the option term as set forth in the option grant. If the employment agreement is not renewed at the end of its term, Mr. McGarvey will be entitled to six months base salary. Mr. McGarvey's employment agreement also provides for other customary benefits and perquisites and prohibits Mr. McGarvey from competing with the Company during the term of his employment and for a specified period following termination.

Stanley A. Sutherland. Stanley A. Sutherland has an employment agreement with the Company that expires on November 18, 2003. Mr. Sutherland is entitled to a base salary of C$225,000 and a discretionary annual bonus of up to 100% of his base salary. He is also entitled to receive an additional C$50,000 per year during the term of the agreement. Mr. Sutherland also received a bonus of C$110,000 upon commencement of his employment. Upon termination of the employment agreement, Mr. Sutherland will provide consulting services to the Company for which he will be paid C$50,000 per year. Upon termination without cause, Mr. Sutherland will receive the greater of the salary payable for the remaining term of his employment agreement or six months of base salary, plus an amount equal to his annual bonus from the previous year (pro-rated). In addition, the 250,000 options to purchase Common Shares granted to Mr. Sutherland upon commencement of his employment will continue to vest and be exercisable until the end of the option term as set forth in the option grant. Upon termination of the agreement due to disability, Mr. Sutherland will be entitled to receive the greater of the salary payable for the remaining term of the employment agreement or six months base salary, along with a pro-rated portion of any bonus paid to similarly situated employees. If the employment agreement is not renewed at the end of its term, Mr. Sutherland will be entitled to six months base salary. Mr. Sutherland's employment agreement also provides for other customary benefits and perquisites. Mr. Sutherland has agreed not to compete with the Company during the term of his employment and for a specified period following termination.

David Sutherland-Yoest. David Sutherland-Yoest and the Company entered into an employment agreement on September 7, 2001 (the "Effective Date"). The employment agreement has a term of three years, which term is automatically extended each day by one additional day from the Effective Date until notice is given that the employment term will not be extended. Under this employment agreement, Mr. Sutherland-Yoest is entitled to a base salary of C$300,000 or such higher rate as may be determined from time to time by the Compensation Committee of the Board of Directors, plus an annual cash bonus of up to 100% of his base salary subject to satisfaction of annual performance objectives mutually agreed upon by the Compensation Committee of the Board of Directors and Mr. Sutherland-Yoest at the beginning of each year. The employment agreement provides for the following benefits upon termination: (a) if the agreement is terminated upon death or total disability or by Mr. Sutherland-Yoest within six months following a change of control of the Company, Mr. Sutherland-Yoest or his beneficiaries will be paid his base salary for a period of three years from the effective date of termination plus a lump sum payment equal to three times the average of the cash bonuses paid to him in each of the two most recently completed fiscal years, he will receive Company benefits for a period of three years, and any options to purchase Common Shares granted will continue to vest as if Mr. Sutherland-Yoest were still employed; (b) if the agreement is terminated for cause, Mr. Sutherland-Yoest will be entitled to receive all accrued but unpaid expenses and any earned benefits; (c) if the agreement is terminated voluntarily, Mr. Sutherland-Yoest will be entitled to receive any accrued but unpaid expenses and any earned benefits; and (d) if the agreement is terminated without cause, Mr. Sutherland-Yoest will continue to receive his base salary and will receive Company benefits until the later of September 7, 2004 or the first anniversary of the effective date of termination, and any options to purchase Common Shares will vest and be exercisable until the end of the option term as set forth in the option grant. Mr. Sutherland-Yoest's employment agreement also provides for other customary benefits and perquisites and prohibits him from competing with the Company during the term of his employment and for a specified period following termination.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         The Company maintains a directors' and officers' liability insurance policy with a policy limit of C$10 million that is subject to a C$500,000 deductible in respect of any claim. The policy has an annual premium of approximately C$390,400. The policy provides protection to the Company's directors and officers against liability incurred by them in their capacities as directors and officers of the Company and its subsidiaries.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee's goal is to recruit and retain an executive team of superior talent. To do so, the Compensation Committee attempts to offer competitive and fair compensation that rewards executives for exceptional performance and holds them accountable for the Company's performance. Particular objective factors that the Compensation Committee believes are important in assessing performance include growth in revenue, earnings before interest, expense, taxes, depreciation and amortization, and earnings per share and growth in overall market share of the non-hazardous, solid waste collection business. More subjective factors the Compensation Committee believes are important in evaluating performance include success in raising capital, integrating newly acquired companies and hiring and retention of key employees.

         The compensation of the Company's executive officers consists primarily of three components: (i) base salary, (ii) bonus, and (iii) stock options. In establishing appropriate levels for base salary, the Compensation Committee considers the market for executives of public companies in businesses comparable to the Company's, the executive's value to the Company, including the individual's knowledge, experience and accomplishments, and the level of responsibility assumed. The Compensation Committee also considers the particular officer's overall contributions to the Company over the past year and previously. Annual performance bonuses are based on the Compensation Committee's evaluation of the executive's performance in achieving several specified annual goals. Option grants are designed to reward an executive officer for his overall contribution to the Company and to serve as an incentive to achieve the Company's goal of increasing shareholder value.

         During the fiscal year ended December 31, 2001, the Compensation Committee granted employees a total of 1,152,694 options to purchase Common Shares, of which 825,000 were granted to the Company's executive officers. In addition, in connection with the commencement of his employment with the Company in September 2001, the Board of Directors granted David Sutherland-Yoest, the Company's Chairman and Chief Executive Officer, a warrant to purchase 1,000,000 Common Shares at a purchase price of $2.70 per share.

         This report of the Compensation Committee shall not be deemed incorporated by reference in any document previously or subsequently filed with the Securities and Exchange Commission that incorporates by reference all or any portion of this Proxy Statement, unless the report is specifically incorporated by reference.

                                                     COMPENSATION COMMITTEE

                                                     GARY W. DEGROOTE
                                                     LUCIEN REMILLARD
                                                     DON A. SANDERS

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         None of the members of the Compensation Committee has served as an officer or employee of the Company. In addition, no executive officer of the Company served as a member of the compensation committee or Board of Directors of another entity that has one or more executive officers serving on the Company's Board of Directors or Compensation Committee.

AUDIT COMMITTEE REPORT

         The Audit Committee assists the Board of Directors in overseeing and monitoring the integrity of the Company's financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. Each of the members of the Audit Committee is an independent director under current Nasdaq Stock Market rules. The roles and responsibilities of the Audit Committee are set forth in a written charter adopted by the Board of Directors in June 2000. A copy of the Audit Committee charter is attached to this Proxy Statement as Annex A. The Audit Committee reviews and reassesses the charter annually and recommends any changes to the Board of Directors for approval.

         Management has the primary responsibility for the preparation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The

Company's independent auditors, PricewaterhouseCoopers LLP, are responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2001 with the Company's management and has discussed with PricewaterhouseCoopers LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. In addition, PricewaterhouseCoopers LLP has provided the Audit Committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with PricewaterhouseCoopers LLP their independence. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for fiscal year 2001 for filing with the Securities and Exchange Commission.

         This report of the Audit Committee shall not be deemed incorporated by reference in any document previously or subsequently filed with the Securities and Exchange Commission that incorporates by reference all or any portion of this Proxy Statement, unless the report is specifically incorporated by reference.

                                                     AUDIT COMMITTEE

                                                     GARY W. DEGROOTE
                                                     WARREN GROVER
                                                     LUCIEN REMILLARD

                                   STOCK GRAPH

         The graph below shows the historical price index per share from June 3, 1999 (the date of the Company's initial public offering) to October 1, 2002, on an assumed investment of $1,000 on June 3, 1999 in the Company, the Standard & Poor's S&P 500 Stock Index and Waste Management Inc. Waste Management Inc. is the largest waste management company in North America. Given the short time period covered by the graph, shareholder return is measured by monthly closing prices and is indexed over the applicable period.



                           [PERFORMANCE GRAPH OMITTED]



                        CERI             WMI              S&P
                        ----             ---              ---
       Jun-99          $ 1,000          $ 1,000          $ 1,000
       Jul-99          $ 1,040          $   463          $ 1,022
       Aug-99          $   644          $   397          $ 1,016
       Sep-99          $   497          $   349          $   987
       Oct-99          $   463          $   333          $ 1,049
       Nov-99          $   542          $   307          $ 1,069
       Dec-99          $   537          $   312          $ 1,131
       Jan-00          $   390          $   317          $ 1,073
       Feb-00          $   542          $   272          $ 1,051
       Mar-00          $   362          $   248          $ 1,153
       Apr-00          $   373          $   290          $ 1,118
       May-00          $   356          $   370          $ 1,093
       Jun-00          $   327          $   345          $ 1,119
       Jul-00          $   306          $   337          $ 1,101
       Aug-00          $   271          $   344          $ 1,168
       Sep-00          $   351          $   316          $ 1,105
       Oct-00          $   260          $   363          $ 1,100
       Nov-00          $   249          $   434          $ 1,012
       Dec-00          $   221          $   503          $ 1,016
       Jan-01          $   322          $   443          $ 1,051
       Feb-01          $   299          $   460          $   954
       Mar-01          $   254          $   448          $   893
       Apr-01          $   200          $   443          $   961
       May-01          $   231          $   508          $   966
       Jun-01          $   226          $   559          $   942
       Jul-01          $   194          $   562          $   932
       Aug-01          $   335          $   561          $   872
       Sep-01          $   295          $   485          $   801
       Oct-01          $   339          $   444          $   816
       Nov-01          $   348          $   531          $   877
       Dec-01          $   371          $   579          $   883
       Jan-02          $   357          $   523          $   870
       Feb-02          $   372          $   477          $   852
       Mar-02          $   524          $   494          $   883
       Apr-02          $   467          $   478          $   829
       May-02          $   471          $   498          $   821
       Jun-02          $   442          $   473          $   762
       Jul-02          $   307          $   429          $   701
       Aug-02          $   307          $   461          $   705
       Sep-02          $   282          $   423          $   627
       Oct-02          $   278          $   442          $   652

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         Other than those listed below, the Company and its subsidiaries have not entered into any material transactions during the period beginning on January 1, 2001 through the date of this report in which any director, officer or any associate of any director or officer of the Company has or had any interest.

         In July 1998, October 1998 and May 1999, the Company loaned a total of C$300,000 to Tony Busseri, the former Chairman and Chief Executive Officer of the Company, to assist with the purchase and renovation of a principal residence. The loans bore no interest and were repayable to the Company on demand. Such loans were forgiven by the Company as of January 5, 2001 pursuant to the termination arrangements agreed to with Mr. Busseri during 2000.

         In May 1999 and in August 1999, the Company loaned C$85,000 and C$15,000, respectively, for a total amount of C$100,000 to George Boothe, the Company's Chief Accounting Officer, to assist with the purchase of a principal residence. The loans bore no interest and were repayable to the Company on demand. These 1999 notes were cancelled on September 24, 2001 and replaced with a non-interest bearing demand note in the sum of C$100,000 which was satisfied in full on March 21, 2002 by Mr. Boothe with a cash payment of C$80,556 and the remainder of C$19,444 being forgiven by the Company.

         In May 1999, the Company loaned C$200,000 to Allard Loopstra, the Company's former Chief Operating Officer, to assist with the purchase of the Company's Common Shares. The loans bore no interest and were repayable to the Company on demand. On October 11, 2001, Mr. Loopstra repaid C$130,000 to the Company. The remainder of the loan (C$70,000) was forgiven on September 6, 2001 as part of his severance agreement.

         In September 2001, the Company sold approximately 16.5 million Common Shares in a private placement transaction for an aggregate purchase price of $33.0 million or $2.00 per share. The details of this transaction are set forth in the Notice of Special Meeting and Proxy that was circulated to the Company's stockholders of record on August 9, 2001 and filed with the Securities and Exchange Commission on Form 6-K on August 28, 2001. The purchasers of Common Shares in the transaction included EOF II, which immediately prior to the September transaction, beneficially owned 924,783 Common Shares or 12.9% of the Company's then outstanding Common Shares, Don A. Sanders, a current director of the Company who, immediately prior to the September transaction, beneficially owned 926,001 Common Shares or approximately 12.9% of the Company's then outstanding Common Shares, and David Sutherland-Yoest, Gary W. DeGroote, Lucien Remillard and Don A. Sanders, who comprise the balance of all of the Company's current directors other than Warren Grover and Stanley A. Sutherland and none of whom beneficially owned any Common Shares immediately prior to the September transaction. EOF II is controlled by its general partner, which is controlled by Sanders Morris Harris Inc. ("SMH"). SMH is a subsidiary of Sanders Morris Harris Group ("SMHG") and may be deemed to indirectly share voting and dispositive power over the shares owned by EOF II. SMH served as financial advisor to the Company in the September transaction and received a fee of $750,000 in connection therewith.

         Bruce Cummings, Chairman of the Board of the Company prior to the September transaction, was a member of the Investment Committee of EOF II and was a consultant to SMH. Bruce McMaken, a member of the Executive Committee of the Company prior to the September transaction, was a member of the Investment Committee of EOF II and was an employee and officer of SMH at the time of the September transaction. Neither Mr. Cummings nor Mr. McMaken had sole voting or dispositive power over the Common Shares of the Company owned by EOF II.

         Don A. Sanders was an officer, director and employee of SMH and a principal stockholder of SMHG at the time of the September transaction. Mr. Sanders did not have sole or shared voting or dispositive power over the Common Shares of the Company owned by EOF II. SMHG and EOF II were not considered to be under common control by Mr. Sanders.

         In September 2001, in connection with the commencement of his employment with the Company, David Sutherland-Yoest, the Company's Chairman and

Chief Executive Officer, was granted a warrant to purchase 1,000,000 Common Shares at a purchase price of $2.70 per share.

         In February 2002 the Company sold 11,320,754 Series 1 Preferred Shares (the "Preferred Shares") in a private placement transaction for an aggregate purchase price of approximately $30.0 million, or $2.65 per share. The details of this transaction are set forth in the Notice of Special Meeting and Proxy, which was circulated to the Company's stockholders of record on February 11, 2002, and filed with the Securities and Exchange Commission on Form 6-K on March 13, 2002. Each of David Sutherland-Yoest, the Chairman and Chief Executive Officer of the Company, Don A. Sanders, a director of the Company, Gary W. DeGroote, a director of the Company, Lucien Remillard, a director of the Company, David J. Feals, the Chief Financial Officer of the Company and Thomas
E. Durkin III, the Executive Vice President and General Counsel of the Company, and/or entities in which such individuals have a financial interest, purchased Preferred Shares in this transaction. Each of such persons, except for Mr. Durkin, was also a beneficial owner of Common Shares of the Company prior to the February private placement. Effective as of April 1, 2002, each Preferred Share issued in the February private placement transaction was automatically converted into one Common Share. In connection with this transaction, Warren Grover was paid $30,000 for his service on an independent committee of the Board of Directors.

         During 2001, the Company acquired a solid waste collection business from a brother-in-law of the Company's Chairman and Chief Executive Officer for aggregate consideration of approximately $363,000. The Company also purchased legal services in the amount of approximately $185,000 from Durkin & Durkin, a law firm of which Thomas E. Durkin, III, an officer of the Company, is an inactive partner.

         The Business Corporations Act (Ontario) provides that a director who is materially interested in a proposal, arrangement or contract may not vote on any resolution to approve the proposal, arrangement or contract unless the proposal, arrangement or contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate, (ii) relates primarily to the director's remuneration as a director, officer, employee or agent of the Company or an affiliate, (iii) is for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as director, or (iv) is with an affiliate.

         Conflicts of interest may arise in the course of business transactions between the Company, its officers, directors and principal stockholders, and their affiliates. The Company believes that the transactions in which it was a party as described above were at terms no less favorable than the Company would have obtained from unaffiliated third parties. All transactions between the Company and its officers, directors or other affiliates (other than compensation and employment matters) are reviewed by the Audit Committee or other comparable disinterested body.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         The following table sets forth information regarding the beneficial ownership of Common Shares as of September 30, 2002 by:

         o all persons who own beneficially 5% or more of the Company's Common Shares;

         o the Chief Executive Officer and each of the other Named Executive Officers;

         o each of the Company's directors; and

         o all directors and Named Executive Officers as a group.

Unless otherwise indicated, the address of each beneficial holder listed below is c/o Capital Environmental Resource Inc., 1005 Skyview Drive, Burlington, Ontario, Canada, L7P 5B1.

                      Name                               Outstanding Common Shares(1)              % of Class(2)
---------------------------------------------     --------------------------------------       --------------------
Bruce R. McMaken (3)(8)                                          4,910,599                             13.95%
David Sutherland-Yoest (4)                                       3,469,497                              9.86%
Sanders Morris Harris Inc. (5)                                   3,063,377                              8.70%
Lucien Remillard (6)                                             2,978,497                              8.46%
Environmental Opportunities Fund (7)                             2,424,783                              6.89%
SMH CERI, LLC (8)                                                2,050,000                              5.82%
SMH CERI II, LLC (9)                                             2,818,868                              8.01%
Gary W. DeGroote (10)                                            2,275,000                              6.46%
GWD Management Inc. (11)                                         2,275,000                              6.46%
Don A. Sanders (12)                                              2,163,311                              6.15%
D.S.Y. Investments Ltd. (13)                                     1,949,497                              5.54%
Thomas E. Durkin, III (14)                                            *                                  *
Stanley A. Sutherland                                                 *                                  *
George Boothe                                                         *                                  *
David J. Feals                                                        *                                  *
Warren Grover                                                         *                                  *
John D. McGarvey                                                      *                                  *
Hillel J. Abrams                                                      *                                  *
Shawn Parnham                                                         *                                  *
All executive officers and directors as
a group (12 persons)                                            10,959,175                             31.14%

* Less than one (1%) percent.


(1) In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Excludes all Common Shares subject to options and/or warrants held by directors and executive officers. Please see the table below with respect to options and warrants held by directors and executive officers.

(2)      Based upon 35,194,995 Common Shares outstanding as of September 30, 2002.

                                       20


(3)      Includes 2,818,868 Common Shares beneficially owned by SMH CERI II,
         LLC, 2,050,000 Common Shares beneficially owned by SMH CERI, LLC and
         27,694 Common Shares issuable upon the exercise of currently exercisable options to purchase Common Shares. Mr. McMaken is the President and manager of each of SMH CERI, LLC and SMH CERI II, LLC.
         Mr. McMaken has voting and dispositive power over the shares owned by each of SMH CERI, LLC and SMH CERI II, LLC and therefore may be deemed to be the beneficial owner of such shares.

(4) Includes 1,949,497 Common Shares owned by D.S.Y. Investments Ltd., of which Mr. Sutherland-Yoest is the sole director and stockholder, as well as 750,000 Common Shares owned by Mr. Sutherland-Yoest personally, 500,000 Common Shares owned by Mr. Sutherland-Yoest's wife and 265,200
         Common Shares owned by Mr. Sutherland-Yoest's daughter, Christina
         Sutherland-Yoest, which Mr. Sutherland-Yoest may be deemed to beneficially own. Mr. Sutherland-Yoest disclaims beneficial ownership with respect to the shares owned by his wife and his daughter.

(5)      Consists of 632,806 common shares owned by Environmental Opportunities
         Fund, L.P. ("EOF I"), 524,840 common shares owned by Environmental
         Opportunities Fund II, L.P. ("EOF II") and 1,899,943 common shares owned by Environmental Opportunities Fund II (Institutional), L.P.
         ("EOF II (Institutional)"). The sole general partner of EOF I is
         Environmental Opportunities Management Company, LLC ("EOF I GP"). The sole general partner of each of EOF I and EOF II (Institutional) is Fund II Mgt. Co., LLC ("EOF II GP"). Sanders Morris Harris Inc. is the controlling member of each of EOF I GP and EOF II GP, and is therefore deemed to have beneficial ownership of the common shares held by EOF I, EOF II and EOF II (Institutional). The address of Sanders Morris Harris
         Inc. is 600 Travis, Suite 3100, Houston, Texas 77002.

(6)      Consists of 1,500,000 Common Shares owned by Historia Investments Inc.
         and 1,478,497 shares owned by The Victoria Bank (Barbados)
         Incorporated. Mr. Remillard is the controlling shareholder of Historia
         Investments Inc. and is indirectly the controlling shareholder of The
         Victoria Bank (Barbados) Incorporated, and is deemed to beneficially own the shares owned by each such entity.

(7)      Environmental Opportunities Fund II consists of EOF II and EOF II
         (Institutional). EOF II owns 524,840 Common Shares and EOF II
         (Institutional) owns 1,899,943 Common Shares. The address of
         Environmental Opportunities Fund II is 600 Travis, Suite 3100, Houston,
         Texas 77002.

(8)      SMH CERI, LLC consists of SMH CERI, LLC and SMH CERI (Institutional),
         LLC. SMH CERI, LLC owns 589,000 common shares and SMH CERI
         (Institutional), LLC owns 1,461,000 common shares. The address of SMH
         CERI, LLC is 600 Travis Street, Suite 3100, Houston, Texas, 77002.

(9)      The address of SMH CERI II, LLC is 600 Travis, Suite 3100, Houston, Texas 77002.

(10) Consists entirely of common shares owned by GWD Management Inc. of which Mr. DeGroote is the controlling shareholder and sole director.

                                       21


(11)     The address of GWD Management Inc. is 1455 Lakeshore Road, Burlington,
         Ontario, Canada L7S 2J1.

(12) Includes 1,282,700 Common Shares over which Mr. Sanders has sole voting and sole dispositive power and 880,611 shares with respect to which Mr.
         Sanders has shared dispositive power.

(13)     The address of D.S.Y. Investments, Ltd. is 150 Randall Street, Suite
         103, Oakville, Ontario, Canada L6J 1P4.

(14) Mr. Durkin does not have or share voting or dispositive power over any Common Shares. However, he has a 20% membership interest in Durkin &
         Durkin Realty, LLC, which owns 466,634 Common Shares or 1.33% of the outstanding Common Shares.


         Information regarding options and warrants held as of September 30, 2002 by current directors and Named Executive Officers and individuals who served as directors and executive officers of the Company during 2001, is set forth below. The Company has issued options and warrants with exercise prices denominated both in Canadian dollars and in United States dollars. For purposes of the chart below, all prices have been converted into United States dollars at the exchange rate in effect on the applicable grant date.

                Name                    Options       Warrants         Exercise Price           Expiration Date
                ----                    -------       --------         --------------           ---------------

David Sutherland-Yoest                        -       1,000,000            $2.70          September 10, 2011

Hillel J. Abrams                         40,000               -            $3.95          March 4, 2007

George Boothe                            20,000               -            $4.00          April 18, 2005
                                         75,000                            $2.58          September 24, 2006
                                         27,694                           $11.33          March 11, 2004
                                         30,000                           $12.00          June 30, 2004

Gary DeGroote                            40,000               -            $2.58          September 24, 2006

Thomas E. Durkin, III                   250,000               -            $3.27          November 19, 2006

David J. Feals                          250,000               -            $3.27          January 10, 2007

Warren Grover                            40,000               -            $2.58          September 24, 2006

John McGarvey                           250,000               -            $3.27          November 19, 2006

Dennis Nolan                             15,000               -            $4.00          October 18, 2002
                                         50,000                            $5.298         October 18, 2002

Shawn Parnham                             2,500               -            $4.00          April 18, 2005
                                          2,500                           $12.00          June 28, 2004
                                         12,500                            $3.70          February 1, 2007

                                                           22


                Name                    Options       Warrants         Exercise Price           Expiration Date
                ----                    -------       --------         --------------           ---------------

Lucien Remillard                         40,000               -            $2.58          September 24, 2006

Don A. Sanders                           40,000               -            $2.58          September 24, 2006

Stanley A. Sutherland                   250,000               -            $3.27          November 19, 2006


         The Company is not directly or indirectly owned or controlled by another corporation, any foreign government or any natural or legal person severally or jointly.

                             INDEPENDENT ACCOUNTANTS

         The Board of Directors, on recommendation of the Audit Committee, has recommended that the firm of PricewaterhouseCoopers LLP, independent chartered accountants, be appointed as the Company's independent auditors for the fiscal year ending December 31, 2002. The firm of PricewaterhouseCoopers LLP, or its predecessor Coopers & Lybrand LLP, has served as the Company's independent public accountants since 1997. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting and will be given the opportunity to make a statement if he or she so desires. The representative will be available to respond to appropriate questions.

         Audit Fees. The Company incurred audit fees totaling approximately $350,000 in connection with PricewaterhouseCoopers LLP's audit of the Company's annual financial statements for fiscal year 2001.

         Financial Information Systems Design and Implementation Fees. During fiscal year 2001, PricewaterhouseCoopers LLP did not provide any information systems design or related technology services to the Company.

         All Other Fees. During fiscal year 2001, the Company paid PricewaterhouseCoopers LLP a total of approximately $255,000 for tax and other consulting services rendered. The Audit Committee has concluded that the provision of the services described above under the caption "All Other Fees" is compatible with maintaining PricewaterhouseCoopers LLP's independence.

           SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

         Stockholder proposals intended to be presented at the Company's 2003 Annual Meeting of stockholders must be received by the Company on or before August 22, 2003 in order to be considered for inclusion in the Company's proxy statement and form of proxy for that meeting. The Company's by-laws provide that any stockholder of record wishing to have a stockholder proposal considered at an annual meeting must provide written notice of such proposal and appropriate supporting documentation, as set forth in the by-laws, to the Company at its principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting. In the event, however, that the annual meeting is scheduled to be held more than 30 days before such anniversary date or more than 60 days after such anniversary date, notice must be so delivered not later than the later of (i) the 10th day after the date of public disclosure of the date of such meeting or (ii) the 90th day prior to the scheduled date of such meeting. Any such proposal should be mailed to: Secretary, Capital Environmental Resource Inc., 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1.

                      DISCRETIONARY AUTHORITY TO VOTE PROXY

         Management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the Annual Meeting, a properly executed proxy will be voted in respect thereof in accordance with the best judgment of the persons authorized therein, and the discretionary authority to do so is included in the proxy.

         WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.



                                   BY ORDER OF THE BOARD OF DIRECTORS

                                   (signed)

                                   Thomas E. Durkin, III
                                   Executive Vice President, General Counsel and Secretary

                       CAPITAL ENVIRONMENTAL RESOURCE INC.

PROXY SOLICITED BY MANAGEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 20, 2002.

         The undersigned, being a stockholder of CAPITAL ENVIRONMENTAL RESOURCE INC. hereby appoints Thomas E. Durkin, III, or failing him, George Boothe, or instead of either of them the person, if any, named below as proxyholder, with power of substitution, to attend and vote for the undersigned at the Annual Meeting of shareholders to be held on November 20, 2002, and at any adjournments or postponements, for the election of directors; for the appointment of the independent auditors and authorization of the directors to fix the remuneration therefor; and on such other business as may properly come before the Annual Meeting; hereby revoking any proxy previously given.

DATED______________________________

-----------------------------------
Name of Shareholder - Please print.

-----------------------------------
Signature of Shareholder

IF THIS PROXY IS NOT DATED IN THE ABOVE SPACE, IT IS DEEMED TO BE DATED ON THE DAY WHICH IT IS MAILED. THE SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED ABOVE (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS/HER BEHALF AT THE ANNUAL MEETING. IF YOU WISH SOME PERSON TO ACT FOR YOU OTHER THAN THE PERSONS NAMED IN THE ABOVE FORM, FILL IN THE NAME OF SUCH PERSON HERE.

------------------------------------

Your shares will be voted by Mr. Durkin or Mr. Boothe FOR the election of the directors and the appointment of the independent auditors and the authorization of the Board of Directors to fix the remuneration of the independent auditors unless you indicate the contrary by a mark in one or more of the boxes below:

PLEASE WITHHOLD MY SHARE FROM VOTING IN THE:

(a)     election of the following nominee(s):

                    Gary W. DeGroote                                |_|
                    Lucien Remillard                                |_|
                    Stanley A. Sutherland                           |_|

(b)     appointment of independent auditors and the
        authorization of the Board of Directors to fix the
        remuneration of the independent auditors.                   |_|

                                                                         ANNEX A

                             AUDIT COMMITTEE CHARTER
                                       OF
                      CAPITAL ENVIRONMENTAL RESOURCE INC./
                    RESSOURCES ENVIRONNEMENTALES CAPITAL INC.
                               (the "Corporation")


The Audit committee (the "Committee") of the Board of Directors (the "Board") of the Corporation will have the oversight responsibility, authority and specific duties as described below:

1.       COMPOSITION

1.1 The Committee will be comprised of three (3) or more directors as determined by the Board. The members of the Committee will meet the independence and experience requirements of the National Association of Securities Dealers Automated Quotation Stock Market ("Nasdaq"). The members of the Committee will be elected annually and will be listed in the annual report to shareholders. One of the members of the Committee will be elected Committee Chair by the Board. A quorum for any meeting will be two (2) members.

2.       RESPONSIBILITY

2.1 The Committee is a part of the Board. Its primary function is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a) the annual financial information to be provided to shareholders and the Securities and Exchange Commission ("SEC");

(b)      the system of internal controls that management has established; and

(c)      the external audit process.

In additional, the Committee provides an avenue for communication between the independent accountants, financial management and the Board. The Committee should have a clear understanding with the independent accountants that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent accountants is to the Board and the Committee. The Committee will make regular reports to the Board concerning its activities.

2.2 While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). The financial statements are the responsibility of the Corporation's management. The auditors' responsibility is to express an opinion on the financial statement based on their audit(s).

3.       AUTHORITY

3.1 Subject to the prior approval of the Board, the Committee is granted the authority to investigate any matter or activity involving financial accounting and financial reporting, as well as the internal controls of the Corporation. In that regard, the committee will have the authority to approve the retention of an external professional to render advice and counsel in such matters. All employees will be directed to co-operate with respect thereto as requested by members of the Committee.

4.       MEETINGS

4.1 The Committee is to meet at least four (4) times annually and as many additional times as the Committee deems necessary. Content of the agenda for each meeting should be cleared by the Committee Chair. The Committee is to meet in separate executive sessions with the chief financial officer and independents accountants at least once each year and at other times when considered appropriate. The Committee may invite such other persons to its meetings as it deems appropriate. The proceedings of all meetings will be minuted.

5.       COMPLIANCE WITH LAWS AND REGULATIONS

In order to ensure compliance with laws and regulations, the Committee will:

5.1 Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

5.2 Periodically obtain updates from management, general counsel, and tax director regarding compliance.

5.3 Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

5.4 Review the findings of any examinations by regulatory agencies such as the SEC.

6.       CODE OF CONDUCT

6.1 With the approval of the Board of Directors of the Corporation, the Committee will institute a Code of Conduct and it shall be the responsibility of the Committee to monitor compliance with the Code of Conduct.

7.       SPECIFIC DUTIES

In carrying out its oversight responsibilities, the Committee will:

7.1 Review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval. This should be done in compliance with applicable Nasdaq Audit Committee Requirements.

7.2 Review with the Corporation's management and independent accountants the Corporation's accounting and financial reporting controls. Obtain annually in writing from the independent accountants their letter as to the adequacy of such controls.

7.3 Review with the Corporation's management and independent accountants significant accounting and reporting principles, practices and procedures applied by the Corporation in preparing its financial statements. Discuss with the independent accountants their judgements about the quality, not just the acceptability, of the Corporation's accounting principles used in financial reporting.

7.4 Review the scope and general extent of the independent accountants' annual audit. The Committee's review should include an explanation from the independent accountants of the factors considered by the accountants in determining the audit scope, including the major risk factors. The independent accountants should confirm to the Committee that no limitations have been placed on the scope or nature of their audit procedures. The Committee will review annually with management the fee arrangement with the independent accountants.

7.5 Inquire as to the independence of the independent accountants and obtain from the independent accountants, at least annually, a formal written statement delineating all relationships between the independent accountants and the Corporation as contemplated by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

7.6 Have a pre-determined arrangement with the independent accountants that they will advise the Committee through its Chair and management of the Corporation of any matters identified through procedures followed, as required, for interim quarterly financial statements, and that such notification as required under standards for communication with Audit Committees it to be made prior to the related press release or, if not practicable, prior to filing Forms 10-Q.

7.7 At the completion of the annual audit, review with management and the independent accountants the following:

(a) The annual financial statements and related footnotes and financial information to be included in the Corporation's annual report to shareholders and on Form 10-K.

(b) Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

(c) Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit. Inquire about the co-operation received by the independent accountants during their audit, including access to all requested records, data and information. Inquire of the independent accountants whether there have been any disagreements with management which, if not satisfactorily resolved, would have caused them to issue a non-standard report on the Corporation's financial statements.

(d) Other communications as required to be communicated by the independent accountants by Statement of Auditing Standards ("SAS") 61, as amended by SAS 90, relating to the conduct of the audit. Further, receive a written communication provided by the independent accountants concerning their judgement about the quality of the Corporation's accounting principles, as outlined in SAS 61, as amended by SAS 90, and that they concur with management's representation concerning audit adjustments.

If deemed appropriate after such review and discussion, recommend to the Board that the financial statements be included in the Corporation's annual report on Form 10-K.

7.8 After preparation by management and review by independent accountants, approve the report required under SEC rules to be included in the Corporation's annual proxy statement. The charter is to be published as an appendix to the proxy statement every three (3) years.

7.9 Discuss with the independent accountants the quality of the Corporation's financial and accounting personnel. Also, elicit the comments of management regarding the responsiveness of the independent accountants to the Corporation's needs.

7.10 Meeting with management and the independent accountants to discuss any relevant significant recommendations that the independent accountants may have, particularly those characterized as `material' or `serious'. Typically, such recommendations will be presented by the independent accountants in the form of a Letter of Comments and Recommendations to the Committee. The Committee should review responses of management to the Letter of Comments and Recommendations from the independent accountants and receive follow-up reports on action taken concerning the aforementioned recommendations.

7.11 Recommend to the Board the selection, retention or termination of the Corporation's independent accountants.

7.12 Review with management and the independent accountants the methods used to establish and monitor the Corporation's policies with respect to unethical or illegal activities by Corporation employees that may have a material impact on the financial statements.

7.13 Generally as part of the review of the annual financial statements, receive an oral report(s), at least annually, from the corporation's general counsel concerning legal and regulatory matters that may have a material impact on the financial statements.

7.14 As the Committee may deem appropriate, obtain, weight and consider expert advice as to Audit Committee related rules of the Nasdaq, Statements on Auditing Standards and other accounting, legal and regulatory provisions.